File No. ______________



                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                          MEGA III Network Trust No. 5

                        (Name of foreign utility company)

                          MEGA III Network Trust No. 5

                            (Name of filing company)


ITEM 1
------

         Foreign utility status is claimed by the MEGA III Network Trust No. 5, a Delaware business trust established pursuant to a trust agreement (the "Trust Agreement") between Wilmington Trust Company, a Delaware banking corporation, not in its individual capacity but solely as a trustee (the "Trustee"), and First Fidelity International Bank, an Edge Act Corporation organized under the laws of the United States.

         The MEGA III Network Trust No. 5 is to be the lessee (pursuant to a head lease, to be entered on or before July 28, 2000) and lessor (pursuant to a lease, to be entered on or before July 28, 2000) of certain natural gas network assets, consisting of, among other things, gas receiving stations, distribution stations, transfer stations, high pressure pipelines, low pressure pipelines, district stations, delivery stations, small delivery stations, high pressure reducing stations, low pressure meter posts, transport grids, distribution grids and gas meters and connections, located in vicinity of the municipalities of Venlo, Wittendijkweg, Venlo Vew, Venlo Belrkk, Kessel, Roermond, Ytong, Landgraaf, Niewhagen and Waubach, The Netherlands.

         The business address of the MEGA III Network Trust No. 5 is:

                  c/o Wilmington Trust Company
                  Rodney Square North
                  1100 North Market Street
                  Wilmington, DE 19890-0001
                  Attention: Corporate Trust Department

ITEM 2
------

                  Not applicable.

EXHIBIT A
---------

                  Not applicable.



                                    By:   /s/ Charisse L. Rodgers
                                       ---------------------------------------
                                          Charisse L. Rodgers,
                                          Trustee
                                          MEGA III Network Trust No. 5


Date:  July 19, 2000